April 28, 2010

via EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Principal Funds, Inc.
File No. 333-161012
Application for Withdrawal Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Principal Funds, Inc. (the
"Company") hereby respectfully applies for the withdrawal of the above-referenced registration statement on Form N-14 filed with the Securities and Exchange Commission ("SEC") on
August 4, 2009 (Accession No:0000898745-09-000363) and as amended on August 31, 2009
(Accession No: 0000898745-09-000424) (the “Registration Statement”).

The Registration Statement was filed with respect to proposed reorganizations relating to certain series of the Company. The Company has determined not to proceed with the reorganizations and wishes to withdraw the Registration Statement. There were no securities sold or issued pursuant to the Registration Statement.

The Company submits that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

We appreciate your assistance in this matter. If you have any questions regarding this matter, please contact the undersigned at (515) 235-9238.

Very truly yours,

/s/ Ad,am U. Shaikh

Adam U. Shaikh
Assistant Counsel